SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28700; File No. 813-00274]

William Blair & Company, L.L.C. and Wilblairco II, L.L.C.; Notice of Application

April 22, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment
Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act,
except section 9 and sections 36 through 53 of the Act and the rules and regulations under
those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations
thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the
application.

Summary of Application: Applicants request an order to exempt certain limited
partnerships and other investment vehicles formed for the benefit of eligible employees of
William Blair & Company, L.L.C. ("Blair") and its affiliates from certain provisions of the
Act. Each limited partnership or other investment vehicle will be an "employees' securities
company" within the meaning of section 2(a)(13) of the Act.

Applicants: Blair and Wilblairco II, L.L.C. (the "Initial Company").

Filing Dates: The application was filed on June 8, 2000, and amended on March 11, 2004,
May 15, 2007, January 25, 2008, May 27, 2008 and April 10, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to
the Commission's Secretary and serving applicants with a copy of the request, personally or
by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 19,

2009, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 222 West Adams Street, Chicago, Illinois 60606.

Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Blair, a Delaware limited liability company, is an investment firm that offers investment banking, equity research, institutional banking, institutional and private brokerage, asset management and private capital to various clients. Blair and its "affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act"), are referred to collectively as "WB Group" and individually as a "WB Entity."

2.   The Initial Company is a Delaware limited liability company. Blair may form in the future other investment vehicles identical in all material respects to the Initial Fund (other than specific investment terms, investment objectives and strategies and form

of organization) (together with the Initial Company, the "Companies"). Interests in a Company ("Interests") will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the "1933 Act") or Regulation D under the 1933 Act, and will be issued in one or more designated series, each of which may correspond to a Company's investment in a particular transaction, collective investment vehicle or other investment opportunity (each, a "Series"). Each Company will be organized as a limited partnership or other investment vehicle. Each Company and Series will be an "employees' security company" within the meaning of section 2(a)(13) of the Act.

3.   Each Company will operate as a closed-end management investment company. Applicants state that they anticipate that each Company will operate as a non-diversified vehicle. The Companies are intended to provide investment opportunities to Eligible Employees (as defined below) that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. All investors in a Company are "Members."

4.   Each Company will have a general partner, manager or other similar entity (a "Manager") that is a WB Entity that will manage, operate and control such Company. The Manager of a Company will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") or exempt from such registration. Blair, the Manager of the Initial Company, is registered as an investment adviser under the Advisers Act. The Manager will be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Company investments, or other management responsibilities, to a WB Entity or to a principal, member, employee, executive, officer or director of one or more WB Entities, or to a committee of principals,

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members, employees, executives, officers or directors of one or more WB Entities (each

such committee, a "Manager Committee"). The ultimate responsibility for a Company's

operations will remain with the Manager. The Manager may be entitled to receive a

performance-based fee (a "carried interest") in addition to any amount allocable to the

Manager's capital contribution.[1]

5.   Interests in a Company or any Series will be sold only to "Qualified

Participants" (as defined below). Prior to offering Interests to a Qualified Participant, a

Manager must reasonably believe that the Qualified Participant will be capable of

understanding and evaluating the merits and risks of participation in a Company or any

Series and that each such individual is able to bear the economic risk of such participation

and afford a complete loss of his or her investment.

6.   "Qualified Participants" are (a) current key principals, members, employees,

executives, officers and directors of the WB Group (collectively, "Eligible Employees"),

(b) spouses, parents, children, spouses of children, brothers, sisters and

grandchildren of Eligible Employees ("Eligible Family Members" and, together with

Eligible Employees, "Eligible Individuals"), (c) trusts or other investment vehicles

established solely for the benefit of Eligible Employees or Eligible Family Members

("Eligible Investment Vehicles"), and (d) WB Entities. Each Eligible Employee and

Eligible Family Member will be an "accredited investor" under rule 501(a)(5) or rule

501(a)(6) of Regulation D ("Accredited Investor"), except that a maximum of 35 Eligible

Employees per Series who are sophisticated investors but who are not Accredited Investors

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[1]   A "carried interest" is an allocation to the Manager based on the net gains of an investment program. A Manager that is registered under the Advisers Act may charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid to a Manager that is not

may become Members if each of them falls into one of the following two categories: (A) Eligible Employees who (i) have a graduate degree in business, law or accounting, (ii) have a minimum of three years of consulting, investment management, investment banking, financial services, legal or similar business experience, and (iii) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee's admission as a Member and have a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Series; or (B) Eligible Employees who are "knowledgeable employees," as defined in rule 3c-5 of the Act, of the Company (with the Company treated as though it were a "covered company" for purposes of the rule). An Eligible Employee who is described in category (A) above will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in a Company or relevant Series of a Company and in all other Companies in which that investor has previously invested.

7.　　An Eligible Individual may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an "accredited investor," as defined in rule 501(a) of Regulation D under the 1933 Act, or (ii) the Eligible Employee is the settlor[2] and principal investment decision-maker with respect to the investment vehicle. Any Eligible Investment Vehicles that is not an accredited investor will be counted in

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registered under the Advisers Act will be structured to comply with section 205(b)(3) of the Advisers Act as if the Company were a business development company as defined in the Advisers Act.

[2]　　If the Eligible Investment Vehicle is an entity other than a trust, the term "settlor" will be read to mean a person who created the Eligible Investment Vehicle, alone or together with others, and contributed funds to such vehicle.

accordance with Regulation D under the 1933 Act toward the 35 non-accredited investor limit discussed above. A WB Entity that acquires an Interest in a Company will be an "accredited investor" as defined in rule 501(a) of Regulation D under the 1933 Act.

8.   The terms of a Company will be fully disclosed to the Qualified Participants at the time they are offered the right to subscribe for Interests, at which time they will be furnished with a copy of the private placement memorandum, the operating agreement (except with respect to Qualified Participants that are already Members of the Company and are subscribing for Interests in a Series thereof) and the operative documents of the relevant Series of a Company. A Manager will send to a Company's Members an audited financial statement with respect to those Series in which the Member held Interests as soon as practicable after the end of the Company's fiscal year. In addition, the Manager will send a report to each person who was a Member at any time during the fiscal year then ended setting forth the tax information necessary for the preparation by the person of his, her or its federal and state income tax returns.

9.   Except for certain involuntary transfers resulting from the death or incapacity of a Member, Interests in the Companies will be non-transferable except with the express consent of the Manager and then only to Qualified Participants. No sales load or similar fee of any kind will be charged in connection with the sale of Interests.

10.   The operating agreement of the Initial Company will provide that the company may have the right, but not the obligation, to purchase all or any portion of the Interests of a Member who ceases to be or is not, a current principal, member, employee, executive officer, or director of a WB Entity for any reason, including but not limited to, death, bankruptcy, becoming permanently disabled, removal or termination (with or

without cause), withdrawal, or resignation ("Terminated Member"). Other Companies may offer Interests with repurchase rights. The Manager of a Company may repurchase Interests for cash, in-kind or a combination of both. With respect to cash repurchases, the Manager will pay the fair market value, as defined in the application, of any repurchased Interests as of the time the affected Member is deemed to be a Terminated Member.

11.   The investment objectives and policies of the Companies will be disclosed to Qualified Participants when Interests are offered, and may vary among the Companies. The Companies may invest directly or through investment pools (including registered investment companies and companies that rely on section 3(c)(1) or section 3(c)(7) of the Act).[3] A Company may make investments side-by-side with a WB Entity or a Third Party Fund (as defined below) in investment funds or accounts collectively organized for the primary benefit of investors who are not affiliated with the WB Group and over which a WB Entity exercises investment discretion ("Third Party Funds").

12.   If a WB Entity makes a loan to a Company, the loan would bear interest at a rate no less favorable to the Company than the rate that could be obtained on an arm's length basis. A Company will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own securities of the Company (other than short-term paper). Any borrowing by a Company will be non-recourse to the Members.

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[3]   Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of a Company or Series to invest in an entity relying on section 3(c)(1) or 3(c)(7) of the Act or any such entity's status under the Act.

13.   A Company will not acquire any security issued by a registered investment company if, immediately after the acquisition, the Company will own in the aggregate more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.   Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an

order under sections 6(b) and 6(e) of the Act exempting the Companies from all provisions of the Act, except section 9 and sections 36 through 53 of the Act and the rules and regulations under those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3. Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to permit: (a) a WB Entity or a Third Party Fund (or any affiliated person of a WB Entity or a Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Company or any company controlled by such Company; (b) a Company to invest in or engage in any transaction with any entity, acting as principal (i) in which such Company, any company controlled by such Company or any WB Entity or Third Party Fund has invested or will invest, or (ii) with which such Company, any company controlled by such Company or any WB Entity or Third Party Fund is or will otherwise become affiliated; and (c) a Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Company or any company controlled by such Company. The term "Third Party Investor" refers to any person or entity that is not a WB Entity or affiliated with the WB Group and is a partner or other investor from a Third Party Fund.

4. Applicants submit that an exemption from section 17(a) is consistent with the purposes of the Companies and the protection of investors. Applicants state that the Members in each Company will be informed of the possible extent of such Company's

dealings with the WB Group. Applicants also state that, as professionals employed in the

financial services businesses, the Members will be able to understand and evaluate the

attendant risks. Applicants assert that the community of interest among the Members in

each Company and the WB Group will serve to reduce the risk of abuse.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any

affiliated person of a registered investment company, or any affiliated person of such

person, acting as principal, from participating in any joint arrangement with the company

unless authorized by the Commission. Applicants request relief to permit affiliated

persons of each Company, or affiliated persons of any of these persons to participate in,

or effect any transaction in connection with, any joint enterprise or other joint

arrangement or profit-sharing plan in which the Company or a company controlled by

such Company is a participant.

6.   Applicants assert that compliance with section 17(d) would cause a

Company to forego investment opportunities simply because the Members, the Manager

or any other affiliated person of the Company (or any affiliate of such a person) had

made a similar investment. Applicants also submit that the types of investment

opportunities considered by a Company often require each participant to make available

funds in an amount that may be substantially greater than may be available to such

Company alone. Applicants contend that, as a result, the only way in which a Company

may be able to participate in such opportunities may be to co-invest with other persons,

including its affiliates. Applicants note that each Company will be primarily organized

for the benefit of Eligible Employees as an incentive for them to remain with the WB

Group and for the generation and maintenance of goodwill. Applicants assert that the

flexibility to structure co-investments and joint investments in the context of employees'
securities companies will not involve abuses of the type section 17(d) and rule 17d-1
were designed to prevent.

7.   Co-investments with a Third Party Fund will not be subject to condition 3
below. Applicants believe it is important that the interests of the Third Party Fund take
priority over the interests of the Companies, and that the Third Party Fund not be burdened
or otherwise affected by activities of the Companies. In addition, applicants assert that the
relationship of a Company to a Third Party Fund is fundamentally different from such
Company's relationship to the WB Group. Applicants contend that the focus of, and the
rationale for, the protections contained in the requested relief are to protect the Companies
from any overreaching by the WB Group in the employer/employee context, whereas the
same concerns are not present with respect to the Companies vis-à-vis the investors of a
Third Party Fund.

8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the
compensation an affiliated person may receive when acting as agent or broker for a
registered investment company. Applicants request an exemption from section 17(e) to
permit a WB Entity including the Manager), acting as an agent or broker, to receive
placement fees, advisory fees, or other compensation from a Company in connection with
the purchase or sale by the Company of securities, provided that such placement fees,
advisory fees or other compensation can be deemed "usual and customary." Applicants
state that for purposes of the application, fees or other compensation that are charged or
received by a WB Entity will be deemed "usual and customary" only if (a) the Company is
purchasing or selling securities alongside other unaffiliated third parties, including Third

Party Funds, (b) the fees or other compensation being charged to the Company are also being charged to the unaffiliated third parties, including Third Party Funds, and (c) the amount of securities being purchased or sold by the Company does not exceed 50% of the total amount of securities being purchased or sold by the Company and the unaffiliated third parties, including Third Party Funds. Applicants assert that, because the WB Group does not wish to appear to be favoring the Companies, compliance with section 17(e) would prevent a Company from participating in transactions where the Company is being charged lower fees than unaffiliated third parties. Applicants assert that the fees or other compensation paid by a Company to a WB Entity are those established at arm's length with unaffiliated third parties.

        9.   Rule 17e-1(b) under the Act requires that a majority of directors who are not "interested persons" (as defined in section 2(a)(19) of the Act) take actions and make approvals regarding commissions, fees, or other remuneration. Rule 17e-1(c) under the Act requires each Company to comply with the fund governance standards defined in rule 0-1(a)(7) under the Act. Applicants request an exemption from rule 17e-1 to permit each Company to comply with the rule without having a majority of the members of the governing body of the Manager or, the Manager Committee, as applicable, who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule, and without having to satisfy the standards as required by paragraph (c) of the rule. Applicants state that because all the members of the governing body of the Manager of a Company or, the Manager Committee, as applicable, will be affiliated persons, without the relief requested, a Company could not comply with rule 17e-1. Applicants state that each Company will comply with rule 17e-1 by having a majority of the members of the

governing body of the Manager take such actions and make such approvals as are set forth in rule 17e-1. Applicants state that each Company will comply with all other requirements of rule 17e-1.

10.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a member of a national securities exchange. Applicants request an exemption from section 17(f) and rule 17f-1 to permit a WB Entity to act as custodian without a written contract. Applicants also request an exemption from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify the assets held by the custodian. Applicants state that, given the community of interest of all the parties involved and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Each Company will otherwise comply with all the provisions of rule 17f-1.

11.   Applicants also request an exemption from rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Company's investments may be kept in the locked files of the Manager for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the Manager will be deemed to be employees of the Companies, (ii) officers or managers of the Manager of a Company will be deemed to be officers of the Company, and (iii) the Manager or, where applicable, the Manager Committee, of a Company will be deemed to be the board of directors of the Company; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the Manager. With respect to certain Companies, applicants expect that many of their investments will be evidenced only

by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants believe that these instruments are most suitably kept in the files of the Manager, where they can be referred to as necessary.

12.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Applicants state that, because the Manager of each Company, or the Manager Committee, as applicable, will be interested persons, a Company could not comply with rule 17g-1 without the requested relief. Specifically, each Company will comply with rule 17g-1 by having the Manager of the Company, or the Manager Committee, as applicable, take such actions and make such approvals as are set forth in rule 17g-1. Applicants also request an exemption from the requirements of paragraph (g) of rule 17g-1 (relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors), paragraph (h) of rule 17g-1 (relating to the appointment of a person to make the filings and provide the notices required by paragraph (g)), and an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the Companies comply with the fund governance standards defined in rule 0-1(a)(7). Applicants state that each Company will comply with all other requirements of rule 17g-1.

13.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Companies.

14.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to the Companies and would entail administrative and legal costs that outweigh any benefit to the Members. Applicants request exemptive relief to the extent necessary to permit each Company to report annually to its Members. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the Manager of each Company, members of the Manager, and any other persons who may be deemed to be members of a Manager Committee for a Company from filing Forms 3, 4, and 5 under section 16(a) of the Exchange Act with respect to their ownership of Interests in the Company. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

15.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities law and to appoint a chief compliance officer. Each Company will comply with

rule 38a-1(a), (c) and (d), except that (a) because the Company does not have a board of directors, the governing body of the Manager of each Company will fulfill the responsibilities assigned to the Company's board of directors under the rule, (b) since the governing body of the Manager does not have any disinterested members, approval by a majority of disinterested board members required by rule 38a-1 will not be obtained, and (c) because the governing body of the Manager does not have any disinterested members, the Company will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent board members by having the chief compliance officer meet with the governing body of the Manager as constituted.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction to which a Company is a party otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 under the Act (the "Section 17 Transactions") will be effected only if the Manager determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the Company and do not involve overreaching of the Company or its Members on the part of any person concerned and (b) the Section 17 Transaction is consistent with the interests of the Members, the Company's organizational documents and the Company's reports to its Members.

In addition, the Manager of the Company will record and preserve a description of all Section 17 Transactions, the Manager's findings, the information or materials upon which the findings are based and the basis therefor. All such records will be maintained for the life of the Company and at least six years thereafter and will subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. The Manager of each Company will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Company, or any affiliated person of such person, promoter or principal underwriter.

3. The Manager of each Company will not invest the funds of the Company in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Company and the Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the Manager sufficient, but not less than one day's notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Company has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Affiliated Co-Investor. The term "Affiliated Co-Investor" with respect to any Company means any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the Company (other than a Third Party Fund); (b) a WB Entity; (c) an officer, director or employee of the WB Group; (d) an investment vehicle offered, sponsored or managed by a WB Entity (other than a Third Party Fund); or (e) an entity (other than a Third Party Fund) in which a WB Entity acts as a general partner or has

a similar capacity to control the sale or other disposition of the entity's securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any such family member; or (c) when the investment is comprised of securities that are (i) listed on a national securities exchange registered under section 6 of the Exchange Act; (ii) NMS stocks, pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act, or (iv) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each Company and its Manager will maintain and preserve, for the life of each such Company and at least six years thereafter, such accounts, books, and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Members of such Company, and each annual report of the Company required to be sent to the Members, and agree that all such records will be subject to examination by the Commission and its staff. Each Company will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.   The Manager of each Company will send to each Member having an Interest in the Company at any time during the fiscal year then ended, audited financial statements with respect to those Series in which the Member held Interests. At the end of each fiscal year, the Manager will make or cause to be made a valuation of all of the assets of the Company as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Company. In addition, within 120 days after the end of each fiscal year of the Company, if possible, or as soon as practicable thereafter, the Manager will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its federal and state income tax returns and a report of the investment activities of the Company during that fiscal year.

6.   If any purchase or sale is made by a Company from or to an entity affiliated with the Company by reason of an officer, director or employee of a WB Entity (a) serving as an officer, director, general partner or investment adviser to the entity, or (b) having a 5% or more interest in the entity, such individual will not participate in the Manager's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary